STARFIELD RESOURCES INC.
MANAGEMENT'S DISCUSSION & ANALYSIS
As at October 27, 2004
Form 51-102F1
FOR THE 2nd QUARTER ENDED August 31, 2004

FORWARD

This Management Discussion and Analysis ("MD&A") provides relevant information on the operations and financial condition of Starfield Resources Inc., ("Starfield" or the "Company") during the three-month period ended August 31, 2004. This MD&A has been prepared as of October 27, 2004.

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994 and its major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake nickel-copper-cobalt-platinum-palladium project in Nunavut, Canada.

MD&A supplements but does not form part of the unaudited financial statements and notes thereto for the period ended August 31, 2004. Consequently the following MD&A should be read in conjunction with the unaudited financial statements for the period ended August 31, 2004. Starfield's Management is responsible for the preparation of these financial statements and notes thereto and the MD&A. These financial statements and the notes therein have been prepared in accordance with Canadian generally accepted accounting principles. All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars unless otherwise stated.

Additional information, including the Company's AIF and the unaudited financial statements and the notes thereto for the period ended August 31, 2004 may be found on SEDAR at www.sedar.com and the Company website www.starfieldres.com. Additionally, the Company files a Form 20F annually with the SEC in the U.S.A.

Certain statements in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to differ from anticipated future results. Readers are cautioned not to place undue reliance on these forward-looking statements and readers are advised to consider such forward-looking statements in light of the risks inherent in mining exploration

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Company for its last nine completed and current financial quarters ending August 31, 2004.

	8/31/04	5/31/04	2/29/04	11/30/03	8/31/03	5/31/03	2/28/03	11/30/02	8/31/02
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Total revenue	-	-	-	-	-	-	-	-	-
G & A Expenses	498,213	500,196	565,413	459,700	279,311	369,656	404,547	333,047	304,933
Stock based compensation	126,665	-	8,140	41,144	-	-	132,324	-	-
Large capital taxes	-	-	-	-	-	-	7,848	6,941	4,221
Loss - Canadian GAAP	624,878	500,196	573,553	500,844	279,311	369,656	544,719	339,988	309,154

Deferred mineral property costs	3,610,871	1,772,425	885,909	1,635,033	373,107	160,365	653,778	2,419,606	1,994,806
Loss - US GAAP	4,235,749	2,272,621	1,459,462	2,135,877	652,418	530,041	1,198,497	2,759,594	2,303,960

Loss per share - Canadian GAAP	0.0057	0.0054	0.0082	0.0076	0.0044	0.0060	0.0084	0.0176	0.0063
Loss per share - US GAAP	0.0386	0.0247	0.0208	0.0327	0.0107	0.0087	0.0231	0.0554	0.0467
Weighted average number of shares	109,865,720	91,980,308	70,241,100	65,230,045	60,904,040	60,727,373	51,906,222	49,739.108	49,346,802

Total Assets		31,535,702	25,425,329	23,933,618	21,991,596	21,606,323	21,595,636	21,002,301	19,139,856
	31,849,281
Total long-term financial liabilities	-	-	-	-	-	-	4,852	6,695	8,434

Cash dividends	-	-	-	-	-	-	-	-	-

For the quarter ended August 31, 2004, the Company experienced no revenues and does not expect revenues in the near future since its activities continue to be concentrated on expanding the resource at the Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada through active exploration. During the quarter, exploration expenditures of $3,520,970 were conducted on the Company's 100% owned Ferguson Lake property and a total of $89,901 on the Starfield/Wyn 50% option property.

During the quarter ended August 31, 2004, 280,000 outstanding share purchase warrants were exercised netting the Company $88,000. As a result of the ongoing exploration expenditures and the small amount of capital raised during the quarter, the Company's working capital decreased to $302,132 as at August 31, 2004 from $4,669,371 as at May 31, 2004. The Company has recently arranged, subject to regulatory approval, a private placement in the amount of $4,050,000 consisting of flow through common shares and non flow through units, both priced at $0.45 each. Management is of the opinion that the Company will continue to have a successful exploration campaign and that working capital will be augmented through the exercise of outstanding warrants.

For fiscal 2005, the Company plans on spending $579,000 per quarter on administration expenses.

QUARTERLY ADMINISTRATION EXPENSES FOR THE SECOND QUARTER ENDED AUGUST 31, 2004

	Quarterly Budget $	Actual $	Quarterly Variance $	YTD Budget $	Actual $	YTD Variance $
Travel & Conferences	120,000	93,604	(26,396)	240,000	220,691	(19,309)
Computer fees	33,000	9,584	(23,416)	66,000	28,439	(37,561)
Advertising & Promotion	60,000	50,642	(9,358)	120,000	62,417	(57,583)
Consulting	120,000	117,503	(2,497)	240,000	137,426	(102,574)
Management & Investor Relations	51,000	63,328	12,328	102,000	128,403	26,403
Office & Rent	135,000	96,401	(38,599)	270,000	227,809	(42,191)
Professional Fees & Regulatory Fees	60,000	71,943	11,943	120,000	198,994	78,994
TOTAL EXPENSES	579,000	505,005	(73,995)	1,158,000	1,004,179	(153,821)

For the quarter ended August 31, 2004, expenses, excluding amortization of $1,021, stock-based compensation expensed at $126,665 and interest revenue of $7,813, totaled $505,005 and was under budgeted expenses of $579,000 by $73,995. This was mainly a result of the following expenses which came in under budget: Travel and Conferences ($26,396), Computer fees ($23,416) as well as Office and Rent ($38,599).

For the year-to-date ended August 31, 2004 total expenses of $1,004,179 were under budget by $153,821. Major deviations from the budgeted amounts occurred in Computer fees ($37,561 under budget), Advertising & Promotion ($57,583 under budget), Consulting ($102,574 under budget) and Office & Rent ($42,191 under budget). Management & Investor Relations ($26,403) and Professional & Regulatory fees ($78,994) were both over budgeted amounts.

FERGUSON LAKE EXPLORATION

During the quarter ended August 31, 2004, the Company expended $3,610,871 on exploration at its Ferguson Lake nickel-copper-cobalt-platinum-palladium Nunavut, Canada project (direct exploration on 100% owned property $3,520,970 and exploration on Wyn/Starfield 50% option property $89,901).

Current Quarter Deferred Exploration Work breakdown:

a)	Ferguson Lake - 100% Starfield

	- Personnel	$917,714
	- Aircraft support including helicopter moves	967,333
	- Diamond drilling	1,020,251
	- Camp support costs including fuel requirements	343,960
	- Analytical and Geophysical Services	271,712
	- Mobilization and demobilization	-
		$3,520,970
b)	Ferguson Lake - Starfield/Wyn 50% Option

	- Personnel	$31,426
	- Air support including helicopter moves	24,500
	- Camp support costs including fuel requirements	10,500
	- Analytical and geophysical services	16,800
	- Mobilization and demobilization	6,675
		$89,901

The 2004 Ferguson Lake Phase I Exploration Program budgeted at approximately $6,000,000 has the following objectives:

1.
Delineation diamond core drilling (13,000 meters) in the "Pit Area" eastern portion of the West Zone to develop Inferred Resources for the Platinum and Palladium low-sulphide mineralization and to further evaluate and upgrade both Indicated and Inferred mineral resources of the PGE-bearing Copper-Nickel-Cobalt massive sulphides.

2.	Exploration diamond core drilling (12,000 meters) along the southwest and open 3- kilometer long positive UTEM conductor known as the 119 Zone Extension newly- identified in 2003.

3.
Conduct ground-based UTEM geophysical surveys and state-of-the-art detailed magnetic and electromagnetic airborne surveys to identify new highly-prospective targets and to evaluate highest priority conductors across the original and newly-staked mineral claims.

The Company has completed to date (October 27, 2004) 40 diamond drill holes (approximately 14,000 meters) in the "Pit Area" eastern portion of the West Zone and 2 diamond drill holes and 2 wedge holes (4,000 meters) in the 119 Zone Extension. Assay results have been received and reported on from 8 holes in the previous quarter with results from an additional 11 holes being reported during the second quarter. The balance of the drill holes are still awaiting various stages of analysis at the laboratory. Also during this quarter, approximately 343 line kilometers of helicopter-borne VTEM and magnetic surveying over 44 square kilometers were completed. North-south flight lines were flown in two separate areas, one survey block on the west and a second survey block on the east side of Ferguson Lake which also covered a portion of the claims under option in the Company's agreement with Wyn Developments Inc. The survey data is currently being evaluated and interpreted in detail by the Company's geophysical advisors.

The footwall-style of platinum and palladium-enriched mineralization continues to be encountered during the Company's Phase One definition drilling program along the near surface exposures of the West Zone at Ferguson Lake (Table I). The high grade PGE 3 meter intercept of 10.39 grams per tonne of platinum plus palladium encountered in drill hole 04-173 is particularly significant since it is the furthest east drill hole in which high grades of 2PGE have been intercepted. Drill hole 04-180 with its most recent intercept of 1.23 meters grading 29.09 g/t platinum(Pt) and 2.02 g/t palladium(Pd) is located on line 48+50W approximately one kilometer west of drill hole 04-173, the most easterly intercept of 1.50 meters grading 6.81 g/t platinum and 1.29 g/t palladium located on line 38+00W.

Drill hole 04-181 contains some of the more interesting styles of mineralization encountered to date in the Company's definition drilling program in the "pit area" of the West Zone at Ferguson Lake. The gabbro host rock in this hole contains at least five separate massive sulphide lenses plus two intervals of low sulphide, high-grade platinum (Pt) and palladium (Pd) mineralization (Table I). The copper+nickel+cobalt +palladium+platinum-bearing massive sulphide intervals contain consistent base and precious metals mineralization including nickel grades of more than 1% and Pd+Pt grades exceeding 2.50 g/t (Table I). The various zones are dispersed throughout a 131-meter section of gabbro with the thickest (17.2 meters) section of sulphides present between 259.55 and 276.75 meters in the 365-meter deep hole, an uncharacteristically deep intersection for this style of mineralization. This particular interval contains more than 2% combined Cu+Ni plus 4.80 g/t Pd+Pt over a hole length of 6.37 meters (Table I). Two low-sulphide, high-grade Pt+Pd intercepts, each 1.50 meters or more in length, were encountered at hole depths of 201.40 and 224.00 meters respectively. While these are above the aforementioned 17.2 meters massive sulphide lens, they do exhibit features of typical footwall-style mineralization present in this part of the West Zone.

Drill hole 04-181 was drilled at an inclination of -750 from the same location as hole 04-180 (-600 inclination) to test the possible down-dip extension of the 1.23 -meter intercept of high-grade, low-sulphide, footwall PGE mineralization grading 29.09 g/t platinum and 2.02 g/t palladium encountered at a hole depth of 210.50 meters. The two high-grade Pt-Pd intersections in hole 04-181 occur within broader zones of PGE footwall-style mineralization which is typical of low-sulphide footwall zones in other parts of the West Zone "pit area". The upper intercept grades 12.30 g/t Pd+Pt, over 1.6 meters, within a broader 5-meter zone of enriched PGE's while the lower intercept grading 8.22 g/t platinum and 12.61 g/t palladium over 1.5 meters, occurs within a 4.50 -meter zone of low-sulphide PGE mineralization. The high platinum grade of 8.22 g/t within the lower intercept suggests that this 1.5 meter interval is correlative with the 1.23 -meter intercept of 29.09 g/t platinum found in hole 04-180, in which case the zone dips moderately north.

Hole 04-181 is also somewhat unique inasmuch as PGE-enriched, footwall-style mineralization is located between base and precious metal bearing massive sulphide lenses as well as below them (Table I). The Company is encouraged that the high grade PGE intervals encountered in holes 04-180 and 04-181 exhibit down-dip continuity. Additional definition drilling is planned for this part of the West Zone to more precisely determine the nature and extent of this high-grade PGE mineralization.

TABLE I HIGHLIGHTS - PLATINUM AND PALLADIUM - FOOTWALL MINERALIZATION - SELECTED RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m)(ft)	Cu ppm x.xxx%	Ni ppm x.xxx%	Co ppm x.xxx%	Pd g/t	Pt g/t	2 PGE*
04-171	-56	36+27W/1+83N	124.05- 125.28	1.23 (4.03)	0.139%	0.055%	0.008%	1.49	3.37	4.86
04-173	-60	38+00W/1+60N	150.05- 151.65	1.60 (5.25)	0.699%	0.605%	0.079%	1.64	0.31	1.95
			157.50- 160.50	3.00 (9.84)	710	611	88	6.33	4.06	10.39
		(including	157.50- 159.00	1.50 (4.92)	979	846	115	1.29	6.81	8.10)
		and	159.00- 160.50	1.50 (4.92)	374	374	60	11.37	1.31	12.68)
04-177	-60	46+55W /1+70N	164.55-167.06	2.51 (8.23)	1977	1528	192	1.01	0.11	1.12
			220.10-221.20	1.10 (3.60)	302	1968	488	3.08	1.43	4.51
04-180	-60	48+50W /1+75N	210.50-211.73	1.23 (4.03)	909	988	150	2.02	29.09	31.11
04-181	-75	48+50W /1+75N	145.00-145.70	0.70 (2.29)	2.126%	1.128%	0.154%	2.78	0.04	2.82
			198.00-203.00	5.00 (16.40)	1243	287	71	4.50	0.49	4.99
		(including	201.40-203.00	1.60 (5.24)	3772	713	182	11.72	0.58	12.30)

	224.00-228.50	4.50 (14.76)	490	304	44	5.16	2.85	8.01
(including	224.00-225.50	1.50 (4.92)	807	392	52	12.61	8.22	20.83)
	259.55-276.75	17.20 (56.41)	0.754	0.732	0.103	2.79	0.27	3.06
(including	263.38-269.75	6.37 (20.89)	0.910	1.147	0.164	4.30	0.50	4.80)
and	266.75-267.75	1.00 (3.280)	1.053%	1.173%	0.168%	4.84	1.32	6.16
All Copper, Nickel and Cobalt data are reported in parts per million (ppm) except where assays are noted as percentages (%)
*2PGE=Pt+Pd

Definition drilling is continuing in the eastern portion of the West Zone where the main sulphide lens(es) are the target for increasing the indicated mineral resources of copper+nickel+cobalt+palladium+platinum gabbro-hosted sulphide mineralization. Sulphide lens(es) intercepts reported in Table II include ten recent holes drilled over a strike length of approximately 1.37 kilometers from the most easterly drilled hole 04-170 to hole 04-179 in the west. Intersection lengths reported for the moderately north-dipping sulphide lenses approximate true widths in this part of the West Zone.

The current definition core drilling program is designed to provide additional information regarding the lateral and down dip continuity of the main sulphide lens(es) which will assist in the preparation of revised resource estimates for the eastern, near-surface portion of West Zone. Previously announced 2004 main sulphide intercept results for holes 04-162 to 04-169, coupled with these results (Table II), continue to demonstrate the direct association between sulphide mineralization and a continuous, strong, UTEM-3 ground geophysical survey conductor and a similar conductive zone identified by a recent VTEM helicopter survey. The company is encouraged by these recent results, particularly those encountered in some of the easternmost holes drilled. Drill hole 04-173 intersected five massive sulphide lenses ranging in thickness up to 14.76 meters, each containing consistent base and precious metal values and including nickel grades of more than 1%. Drill hole 04-170 intercepted a 5.77 meter massive sulphide lens grading 1.29% Cu, 1.19% Ni and 2.23 g/t Pd+Pt. Drill hole 04-176 also intercepted a 5.54 meter massive sulphide lens grading 1.24% Ni and 2.97 g/t Pd+Pt.

TABLE II WEST ZONE : MAIN SULPHIDE LENS(ES), "PIT AREA", SELECTED ASSAY RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m)(ft)	Cu ppm x.xxx%	Ni ppm x.xxx%	Co ppm x.xxx%	Pd g/t	Pt g/t	2 PGE*
04-170	-56	35+67W /1+83N	128.80-134.57	5.77 (18.93)	1.299	1.192	0.149	1.92	0.31	2.23
04-171	-56	36+27W /1+83N	71.89-76.01	4.12 (13.52)	0.898	0.866	0.095	1.17	0.10	1.27
		(including	73.56-76.01	2.45 (8.04)	1.000	1.312	0.129	1.51	0.15	1.66)
04-172	-60	37+00W /1+70N	85.13-92.00	6.87 (22.54)	0.895	0.638	0.077	1.18	0.18	1.36
		(including	88.75-92.00	3.25 (10.66)	1.052	0.722	0.090	1.33	0.28	1.61)
04-173	-60	38+00W /1+60N	29.15-32.88	3.73 (12.24)	1.046	1.174	0.146	1.91	0.28	2.19
			46.60-51.95	5.35 (17.55)	1.263	1.017	0.113	1.74	0.14	1.88
		(including	46.60-50.45	3.85 (12.63)	1.115	1.242	0.134	1.93	0.13	2.06)
			107.24-122.00	14.76 (48.43)	1.165	0.673	0.094	1.12	0.11	1.23
		(including	116.40-122.00	5.60 (18.90)	1.676	1.134	0.151	1.54	0.05	1.59)
04-175	-60	39+00W /1+40N	38.60-40.60	2.00 (6.56)	1.235	0.101	0.038	0.54	0.08	0.62
			118.50-120.52	2.02 (6.63)	0.416	0.752	0.093	1.66	0.19	1.85
04-176	-60	39+70W /1+40N	41.43-47.08	5.65 (18.54)	0.934	0.604	0.066	1.50	0.11	1.61
		(including	41.43-44.28	2.85 (9.35)	1.166	0.702	0.079	1.74	0.11)	1.85
			54.26-64.06	9.78 (32.09)	1.507	0.884	0.102	2.44	0.21	2.65
			121.23-126.77	5.54 (18.18)	0.916	1.236	0.163	2.85	0.12	2.97

04-177	-60	46+55W /1+70N	142.92-152.97	10.05 (32.97)	0.602	0.762	0.094	1.66	0.08	1.74
		(including	144.56-150.47	5.91 (19.39)	0.737	1.005	0.122	1.77	0.12	1.89)
04-178	-60	49+40W /1+75N	162.06-166.80	4.74 (15.55)	0.540	0.334	0.037	0.75	0.07	0.82
04-179	-75	49+40W /1+75N	208.23-212.00	3.77 (12.37)	0.425	0.598	0.080	1.71	0.88	2.59
04-180	-60	48+50W /1+75N	156.97-164.65	7.68 (25.19)	1.145	0.905	0.118	2.04	0.04	2.08
*2PGE=Pt+Pd

Analytical Procedures
     Starfield Resources Inc.'s diamond drilling, logging and sampling was overseen and performed by John Nicholson, P.Geo. and Brian Game, P.Geo., both Qualified Persons in accordance with National Instrument 43-101. NQ-sized core samples are logged and marked for sampling and then split by diamond saw into one-half of the core comprising the sample and one-half retained as a rock record. At the Ferguson Lake project facilities, over 70,000 meters of core from 180 holes are stored for future reference in their respective core boxes. The one-half core is tagged, secured and bagged for air shipment from site to the sample preparation laboratories in Vancouver.
     Samples are prepared at ACME Analytical Laboratory in Vancouver, an ISO accredited laboratory where they participate in proficiency testing and quality assurance and control procedures for sample preparation and analysis. Acme issues signed Certificates of Analysis and Assay Reports.
     The one-half drill core samples from sample intervals of generally one meter in length are crushed, riffle split and pulverized prior to analysis. Splits of massive sulphide samples weighing between 10-15g are then fire assayed for Pt and Pd. The doré bead is digested and then Pt and Pd are determined by ICP-ES (Group 6). The massive sulphide samples are also assayed for Cu, Ni and Co whereby 0.3g to 1.0g are digested by 4-acid decomposition and then analyzed by ICP-ES (Group 7TD).
      Low-sulphide samples are analyzed at ACME where a 30g sample is digested by aqua regia and then ICP-MS analysis is conducted for a suite of 51 elements plus Pt and Pd (Group 1F-MS). This geochemical ultratrace method allows for a screening of the samples prior to assay determinations being implemented. All samples containing greater than 500ppb Pd and/or 100ppb Pt as determined by ICP-MS are then forwarded for 1AT (29.2g) fire assay determination for Pt and Pd (Group 6). All samples containing greater than 5000ppm Cu and/or 4000ppm Ni are sent for 4-acid ICP-ES assay determinations (Group 7TD). Quality control is maintained by routinely analyzing a number of sample blanks, duplicates and control reference standards of a similar matrix and content as samples provided. Selected high-grade samples are routinely subjected to repeat assay determinations. Inter-laboratory checks and repeat analyses of high-grade samples is an ongoing part of the Ferguson Lake Project.

LIQUIDITY AND SOLVENCY

The Company had working capital at the end of the second quarter ending August 31, 2004 of $302,132 compared to a deficiency at the end of the previous fiscal year ending February 29, 2004 of $432,192.

There have been no changes in accounting policies by the Company from the accounting policies detailed in the most recent audited financial statements dated February 29, 2004. The Company has made no off-balance sheet arrangements and none are contemplated in the future. The Company does not utilize any financial or other instruments in its operations.

SUBSEQUENT EVENTS

On October 18, 2004, subject to regulatory approval, the Company announced a Private Placement in the amount of $4,050,000 consisting of Flow Through Common Shares and Non-Flow Through Units consisting of one Common Share and a one-half Purchase Warrant. Both the Flow Through Common Shares and the Units will be priced at $0.45 and each full Purchase Warrant together with a payment of $0.75 will entitle the holder to acquire a further Common Share for an ensuing period of 24 months.